UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*
                                     (Final)

                           Magal Security Systems Ltd.
                           ---------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 1.0 Par Value per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M6786D 10 4
                                   -----------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.M6786D 10 4                                                Schedule 13G

1.  Names of Reporting Persons: THE EURONA FOUNDATION
    I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) [ ]

        (b) [X]

3.  SEC Use Only


4.  Citizenship or Place of Organization:    Liechtenstein

Number of         5.  Sole Voting Power:              1,485,852
Shares
Beneficially      6.  Shared Voting Power:            None
Owned by
Each              7.  Sole Dispositive Power:         1,485,852
Reporting
Person With       8.  Shared Dispositive Power:       None

9. Aggregate Amount Beneficially Owned by Each Reporting Person: None

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 14.32%

12. Type of Reporting Person (See Instructions): N/A

Item 1.

     (a) The name of the issuer is Magal Security Systems Ltd., an Israeli company (the "Issuer").

     (b) The address of the principal executive offices of the Issuer is 17 Altalef Street, Industrial Zone, Yahud, Israel 56100.

Item 2.

     (a) (b) (c) This Schedule 13G is being filed by The Eurona Foundation, a trust organized in Liechtenstein (the "Foundation"). The Foundation is a trust, controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein and Nathan Kirsh. The principal business office of the Foundation is Altenbach 8, P. O. Box 339, FL 9490 Vaduz, Liechtenstein.

     (d) (e) This statement relates to the ordinary shares of the Issuer, par value NIS 1.0 per share (the "Ordinary Shares"). The CUSIP No. for such shares is M6786D 10 4.

Item 3.

N/A

Item 4. Ownership

     (a) (b) (c) As of December 31, 2005, the Foundation beneficially owned 1,485,852 Ordinary Shares, representing 14.32% of the Ordinary Shares outstanding as of such date. The Foundation has sole power to vote and to dispose of such shares.

     The Foundation holds the ordinary shares of the Issuer through Mira Mag Inc., ("Mira Mag") a Liberian company. Mira Mag is owned 84.5% by the Foundation. Accordingly, Mr. Kirsh, the Foundation and Mira Mag are the beneficial owners of the shares of the Issuer. Hereinafter, Mr. Kirsh, the Foundation and Mira Mag will file their ownership reports on Schedule 13D, as a group. Therefore, this Amendment No. 6 constitutes the final amendment to this
Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

                                    SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to the Statement is true, complete and correct.



Date: February 10, 2006


                                            THE EURONA FOUNDATION

                                            By: /s/Nathan Kirsh
                                                ---------------
                                                Nathan Kirsh
                                                Trustee